Exhibit 3

Amendments to the FPL Group, Inc. Bylaws

October 16, 2009

The bylaws are amended by:

(1)  deleting the fifth paragraph of Article II, Section 7 and replacing it with the following:

“Meetings of the board of directors may be called by the chairman of the board, the president, or by any two directors.  Regular meetings of committees shall be held on the schedule approved by the Board.  Special meetings of committees may be called by the chairman of the board, the chairman of such committee or any two members of such committee.”

(2)  deleting the seventh paragraph of Article II, Section 7 and replacing it with the following:

“Meetings of the board of directors shall be presided over by the chairman of the board, or if such position is vacant or such person is absent, by the lead director (if such a position shall have been duly established by the board of directors), or, if such position is vacant or such person is absent, by the chief executive officer designated as such by the board of directors pursuant to Article III, Section 1 of these bylaws.  If none of the chairman of the board, the lead director or the chief executive officer is present, the directors shall elect a chairman for the meeting from one of their members present.”